February 27, 2025 Q4 2024 BUSINESS UPDATE This release includes business updates and financial results for the three ("Q4", "Q4 2024" or the "Quarter") and twelve months ("FY 2024") ended December 31, 2024 of Cool Company Ltd. ("CoolCo" or the "Company"). Q4 Highlights and Subsequent Events • Generated total operating revenues of $84.6 million in Q4, compared to $82.4 million for the third quarter of 2024 ("Q3" or "Q3 2024"); • Net income of $29.41 million in Q4, compared to $8.11 million for Q3, with the increase primarily related to a mark-to-market gain in our interest rate swaps; • Achieved average Time Charter Equivalent Earnings ("TCE")2 of $73,900 per day for Q4, compared to $81,600 per day for Q3, primarily due to an increase in available days and lower spot TCE rates that applied to two of our vessels; • Adjusted EBITDA2 of $55.3 million for Q4, compared to $53.7 million for Q3; • Took delivery of newbuild vessel, Kool Tiger, from the shipyard in October under a ten-year sale and leaseback financing arrangement and employed her on spot voyages whilst a long-term charter is pursued; • Refinanced the existing syndicated bank facility into a $570 million reducing revolving credit facility (“RRCF”), providing us with increased borrowing capacity of approximately $123 million, lowering the margin, and extending maturity from early 2027 to late 2029, with two one-year extension options to late 2031; • Upsized existing $520 million term loan facility by drawing down $200 million to exercise the repurchase of Kool Ice and Kool Kelvin from their respective sale and leaseback agreements; and • Dividend not declared, whilst prevailing market rates are insufficient to cover economic breakeven on open vessels. Richard Tyrrell, CEO, commented: “Sustained high LNG prices in Europe, the resulting trading patterns, and the delivery of new vessels have put significant downward pressure on the near-term chartering market. We believe this will start to normalise and eventually pass as additional LNG projects come online and older vessels leave the market. In the meantime, we benefit from the fact that the majority of our ships are on term charters, which, along with cost savings, enabled us to report moderately higher adjusted EBITDA in the fourth quarter. This was despite the newly delivered Kool Tiger weighing on results with its positioning voyage to the Atlantic basin and subsequent spot market employment. The Kool Glacier was also on spot market employment at the end of the quarter before going into dry-dock for its scheduled special survey and upgrade in January. The Kool Husky, our first vessel to be upgraded to LNGe specifications including reliquefaction capabilities, has completed a number of voyages since exiting the yard in the quarter with excellent results. This positive early experience supports our belief that these upgrades will not only have the potential to add incremental revenues but also improve our overall employment prospects and potential for repeat business. 1 Net income includes a mark-to-market gain on interest rate swaps amounting to $11.0 million for Q4 2024, compared to loss of $12.5 million for Q3 2024, of which $9.0 million was unrealized gain for Q4 2024 compared to $15.5 million unrealized loss for Q3 2024. 2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Much of the current vessel supply imbalance is a function of numerous newbuilds being sublet into the spot market while they await startup on the liquefaction projects they were built to service. These sublets will weigh less on the market over the course of 2025 as Plaquemines, Corpus Christi, LNG Canada and other smaller projects bring substantially more LNG onto the market. Simultaneously, with steam-turbine and other less efficient vessels coming off their initial long-term charters, and expected to fall out of the schedules, and get laid-up, the scene is set for rate normalization from current depressed levels. Moreover, with many new LNG projects in the pipeline at advanced stages, we believe there is a clear trajectory towards a substantial re-tightening of supply and demand for shipping.

While rates languish at below economic breakeven on open days, we have not declared a dividend. Our considerable firm backlog of more than $1 billion across the fleet is reasonably well spaced but this doesn't take away our exposure to vessels that come open over time. Instead of predicting the timing of when markets normalize and risk getting it wrong, we believe that not declaring a dividend at this time will result in the combined benefit of financial flexibility and creating capacity for opportunistic growth (through acquisitions or otherwise) under current circumstances. Such a decision is always best taken from a position of strength as CoolCo enjoys approximately $288 million of liquidity (at year-end 2024), strong operating results, and no debt maturities until mid 2029."

Financial Highlights

The table below sets forth certain key financial information for Q4 2024, Q3 2024, Q4 2023, FY 2024 and the year ended December 31, 2023 ("FY 2023").

(in thousands of $, except average daily TCE)	Q4 2024	Q3 2024	Q4 2023	FY 2024	FY 2023
Time and voyage charter revenues	80,764	77,745	89,319	313,620	347,081
Total operating revenues	84,567	82,434	97,144	338,497	379,010
Operating income	38,544	38,948	55,051	162,949	200,893
Net income [1]	29,387	8,124	22,415	100,800	176,363
Adjusted EBITDA[2]	55,303	53,722	69,432	223,244	259,894
Average daily TCE[2] (to the closest $100)	73,900	81,600	87,300	77,600	83,600

LNG and LNG Shipping Market Review

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $13.97/MMBtu compared to $13.10/MMBtu for Q3 2024; with average JKM at $14.19/MMBtu as of February 21, 2025. The Quarter began with Dutch Title Transfer Facility gas price ("TTF") at $12.74/MMBtu and quoted TFDE headline spot rates of $41,500 per day. By Quarter-end, TTF prices had risen to $14.11/MMBtu, while TFDE headline spot rates had fallen to $2,750 per day. Such rates are the lowest in history and came about because of a combination of newbuild deliveries, delays in new LNG supply, and much shorter sailing distances than anticipated because of high demand from Europe. Europe has had a relatively cold winter compared to Asia and, as a result, is the highest value market for destination-flexible cargos.

Contrary to usual seasonal patterns, the quarter featured neither arbitrage between East and West markets, nor contango-driven floating storage. Taken together, this resulted in materially reduced near-term LNG tonne mile demand and downward pressure on the near-term charter market. In addition to these challenging trading dynamics, newbuild deliveries arriving ahead of the LNG supply for which they were ordered are impacting rates. During Q4, 30 ships were delivered, an increase from 21 in Q3 2024. This relative increase in deliveries has not been matched by a corresponding rise in LNG production, which saw only a 1.2% year-on-year increase as of December 31, 2024.

[1] Net income includes a mark-to-market gain on interest rate swaps amounting to $11.0 million for Q4 2024, compared to loss of $12.5 million for Q3 2024, of which $9.0 million was unrealized gain for Q4 2024 compared to $15.5 million unrealized loss for Q3 2024.

[2] Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Annual LNG production in 2024 was approximately 410 MTPA. In 2025, the run-rate is set to increase by 50 MTPA, or 12%, with numerous projects expected to come online during 2025, including the following: Plaquemines LNG (13.3 MTPA), Corpus Christi (4.2MTPA), LNG Canada (14 MTPA), Tortu FLNG (2.5MTPA), Energia Costa Azul (2.4 MTPA), North Field Expansion (7.8MTPA) and Congo LNG (2.4 MTPA). Both Plaquemines LNG and Corpus Christi have recently started shipping commissioning cargos. Additionally, Calcasieu Pass (10 MTPA) is expected to finally commence commercial operations in April. While this is not expected to have a net impact on long term shipping demand, it is anticipated to absorb the vessels that were ordered in anticipation of the commerciality being declared sooner and that have thus been weighing on the market as sub-lets during the interim period. As of February 21, 2025, there were 233 steam turbine-powered vessels, of which 27 are currently idle or laid up (22 as of September 30, 2024), according to Clarksons Research. These idled vessels, mostly built in the 2000s and originally chartered on 20-year contracts as prevalent at the time, are expected to be replaced by more modern tonnage as they redeliver over the next few years. With today’s low prevailing charter rates and customers increasingly disfavoring older, less efficient tonnage, this trend is likely to accelerate, which we expect will lead to nearly all steam turbine vessels being idled and scrapped in the relatively near term. Operational Review CoolCo's fleet maintained strong performance, achieving 92% fleet utilization in Q4, (Q3 2024: 98%) with the off- hire period due to the repositioning of vessels between spot charters. The Kool Husky entered drydock during September which was completed along with upgrades for LNGe specifications ahead of schedule in October. These LNGe upgrades included a high-capacity sub-cooler retrofit, an air lubrication system, and various minor performance enhancements. Subsequent to the Quarter end, the Kool Glacier and the Kool Kelvin entered drydock, both with expected completion dates scheduled for before the end of Q1 2025. Business Development Chartering activity in the fourth quarter remained subdued. Long-term charterers have responded by pushing out their requirements in the expectation that nearer-term cargos can be transported with vessels from the spot market. Nonetheless, CoolCo successfully found employment in the spot market for its one TFDE vessel the Kool Glacier, which became available during the fourth quarter before entering the yard ahead of schedule in late January. This vessel is scheduled to be in the yard for approximately 50 days and will be upgraded with LNGe specifications. CoolCo’s other available vessel in the quarter was the newly delivered Kool Tiger. She was delivered from the shipyard in October and is currently on spot market employment on an interim basis, whilst a long-term charter is pursued. The excellent performance of the Kool Husky after its performance upgrade to LNGe specification positions it well for continued or alternative business opportunities on redelivery at the end of the first quarter. The Kool Glacier will be similarly well positioned after its upgrade. Financing and Liquidity CoolCo took delivery of Kool Tiger on October 18, 2024 from Hyundai Samho Heavy Industries in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia Financial Leasing Co. Ltd (“Huaxia”). Under this financing arrangement, we have options to repurchase the Kool Tiger during the ten-year lease period and an obligation to repurchase the vessel at the end of the lease period. The sale and leaseback facility matures in October 2034. Pursuant to this facility, CoolCo provided a corporate guarantee in favor of Huaxia. On November 13, 2024, a drawdown of $200.0 million was made on the upsized $520.0 million term loan facility to finance the repurchase of the two vessels, Kool Ice and Kool Kelvin, under their respective sale & leaseback facilities.

On December 13, 2024, we entered into a RRCF of $570.0 million to replace the existing bank facility with the same syndicate of banks. The RRCF has a maturity of December 2029, with two one-year extension options potentially extending its maturity out to December 2031, and carries an interest rate of SOFR plus 200 basis points. The $570.0 million RRCF is reduced by approximately $12 million each quarter starting from the first quarter of 2025. With this refinancing, the Company’s first debt maturity will come due in May 2029. As of December 31, 2024, CoolCo had cash and cash equivalents of $165.3 million and total short and long-term debt, net of deferred finance charges, amounting to $1,305.9 million. Total Contractual Debt2 stood at $1,321.7 million, which is comprised of $447.2 million in respect of the RRCF maturing in December 2029, $623.1 million in respect of the upsized $520 million term loan facility maturing in May 2029, $179.5 million of sale and leaseback financing arrangement in respect of the Kool Tiger maturing in October 2034 and $71.9 million in respect of the pre-delivery financing of the GAIL Sagar. Overall, the Company’s interest rate on its debt is currently fixed or hedged for approximately 77% of the notional amount of net debt, adjusting for existing cash on hand. Corporate and Other Matters As of December 31, 2024, CoolCo had 53,726,718 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,472,328 (41.8%) were owned by other investors in the public markets. Outlook With the current charter market weakness being driven by a combination of trading factors and a temporary oversupply of vessels that are expected to be absorbed as their related liquefaction projects come online throughout 2025, there remains a material disconnect between conditions and sentiment in the spot and short- term charter markets and long-term charter expectations. While a thin market, prevailing rates for long-term charters remain within a narrower and materially higher range, reflecting the fundamentals of the LNG shipping sector. While charterers have less interest in near-term deliveries, rates for later start dates remain relatively strong. In addition to the anticipated 2025 absorption of newbuilds currently operating in the sub-let market, the supply- demand balance of the sector is expected to be materially supported by increasing pressure on legacy steam turbine vessels. Steam turbine vessels, which represent approximately 30% of the global LNG carrier fleet, are increasingly redelivering from long-term initial charters and either idle or struggling to achieve a competitive level of utilization. This phenomenon is evidenced in recent data on idle vessels and, with redeliveries set to increase near-term, replacing older tonnage may increasingly become an opportunity for more modern vessels. In contrast to the depressed near-term market, we believe longer-term prospects remain strongly supported by the pipeline of new liquefaction projects that have already reached Final Investment Decision (FID) and are set to increase the total volume of LNG on the water by more than 50% in the coming years. The sizable current newbuild orderbook consists mainly of vessels secured on a long-term basis to transport these new volumes, with a significant portion of that orderbook expected for charterers who have traditionally been disinclined to maximize vessel utilization through the out-charter/sub-let market. Coupled with the expected departure of steam turbine ships from mainstream trades, net fleet growth in the years ahead is expected to be well matched and potentially outpaced by expected increased demand for modern LNG carrier tonnage. With both geopolitical and trading factors capable of absorbing more tonnage beyond underlying transportation demand, we anticipate volatility that is favorable for independent owners with a multi-year outlook. This is further reinforced by a sharp decline in new- build orders that we are currently seeing given the current market, which, everything else being equal, is good for existing tonnage. 2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Forward Looking Statements This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of and made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward- looking statements. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “outlook,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions. These forward-looking statements include statements relating to our outlook, industry and business trends, outlook and prospects, expected trends in the chartering market including the expected normalization of rates, expectations about long term prospects for the market backlog expectations on chartering and charter rates, expected drydockings including the timing and duration thereof, the expected benefits of vessel upgrades, our liquidity, dividends and dividend policy and any potential impact or benefits to such policy, expected impact of LNG and liquefaction projects expected to come on line and expected timing thereof and the expected impact on the supply of and demand for vessels, expected continued or alternative business opportunities for any of our vessels, expected opportunities for more modern vessels, expectations of steam-turbine vessels leaving the market and being idled and scrapped, net fleet growth, contracting, market outlook and LNG vessel newbuild order-book and expectations that newbuilds will be absorbed in the market in 2025, statements made under “LNG and LNG Shipping Market Review” and “Outlook” and other non-historical matters. Our unaudited condensed consolidated financial statements are preliminary and subject to independent audit which may impact the condensed consolidated financial information included in this release. The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: • general economic, political and business conditions, including sanctions and other measures; • general LNG market conditions, including fluctuations in charter hire rates and vessel values; • changes in demand in the LNG shipping industry, including the market for our vessels; • changes in the supply of LNG vessels, including whether older steam vessels leave the market as and when expected; • our ability to successfully employ our vessels and the rates we are able to achieve; • changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs; • the timing and duration of drydocking and whether vessels upgrades deliver expected results; • the timing of LNG projects coming on line and the impact on supply and demand; • compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; • risks related to climate-change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for the LNG shipping industry; • changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; • potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries; • vessel breakdowns and instances of loss of hire; • vessel underperformance and related warranty claims; • our access to financing and ability to repay or refinance our facilities;

• continued borrowing availability under our credit facilities and compliance with the financial covenants therein; • fluctuations in foreign currency exchange and interest rates; • potential conflicts of interest involving our significant shareholders; • our ability and plans to pay dividends; • information system failures, cyber incidents or breaches in security; and • other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submission to the U.S. Securities and Exchange Commission. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise unless required by law. Responsibility Statement We confirm that, to the best of our knowledge, the unaudited condensed consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the year ended December 31, 2024 includes a fair review of important events that have occurred during the period and their impact on the unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions. February 27, 2025 Cool Company Ltd. London, UK Questions should be directed to: c/o Cool Company Ltd - +44 20 7659 1111 Richard Tyrrell (Chief Executive Officer & Director) Cyril Ducau (Chairman of the Board) John Boots (Chief Financial Officer) Antoine Bonnier (Director) Joanna Huipei Zhou (Director) Sami Iskander (Director) Neil Glass (Director) Peter Anker (Director)

Cool Company Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended			For the twelve months ended	
(in thousands of $)	**Oct-Dec 2024**	**Jul-Sep 2024**	**Oct-Dec 2023**	**2024**	**2023**
Time and voyage charter revenues	80,764	77,745	89,319	313,620	347,081
Vessel and other management fee revenues	722	767	3,308	8,890	14,301
Amortization of intangible assets and liabilities - charter agreements, net	3,081	3,922	4,517	15,987	17,628
Total operating revenues	**84,567**	**82,434**	**97,144**	**338,497**	**379,010**
Vessel operating expenses	(18,489)	(17,950)	(16,804)	(71,070)	(72,783)
Voyage, charter hire and commission expenses, net	(2,742)	(1,179)	(1,019)	(6,260)	(4,532)
Administrative expenses	(4,952)	(5,661)	(5,372)	(21,936)	(24,173)
Depreciation and amortization	(19,840)	(18,696)	(18,898)	(76,282)	(76,629)
Total operating expenses	**(46,023)**	**(43,486)**	**(42,093)**	**(175,548)**	**(178,117)**
Operating income	**38,544**	**38,948**	**55,051**	**162,949**	**200,893**
Other non-operating income	**—**	**—**	**—**	**—**	**42,549**
Financial income/(expense):					
Interest income	1,793	1,186	1,743	6,041	8,227
Interest expense	(20,978)	(18,825)	(20,463)	(78,661)	(80,190)
Gains/(losses) on derivative instruments	11,037	(12,485)	(13,115)	13,918	7,278
Other financial items, net	(1,185)	(533)	(426)	(3,170)	(1,838)
Financial expenses, net	**(9,333)**	**(30,657)**	**(32,261)**	**(61,872)**	**(66,523)**
Income before income taxes and non-controlling interests	**29,211**	**8,291**	**22,790**	**101,077**	**176,919**
Income taxes, net	176	(167)	(375)	(277)	(556)
Net income	**29,387**	**8,124**	**22,415**	**100,800**	**176,363**
Net (income)/loss attributable to non-controlling interests	(2,034)	25	(351)	(2,658)	(1,634)
Net income attributable to the Owners of Cool Company Ltd.	**27,353**	**8,149**	**22,064**	**98,142**	**174,729**
Net (income)/loss attributable to:					
Owners of Cool Company Ltd.	27,353	8,149	22,064	98,142	174,729
Non-controlling interests	2,034	(25)	351	2,658	1,634
Net income	**29,387**	**8,124**	**22,415**	**100,800**	**176,363**

Cool Company Ltd. Unaudited Condensed Consolidated Balance Sheets At December 31, At December 31, (in thousands of $, except number of shares) 2024 2023 (Audited) ASSETS Current assets Cash and cash equivalents 165,274 133,496 Restricted cash and short-term deposits — 3,350 Intangible assets, net 629 825 Trade receivable and other current assets 7,643 12,923 Inventories 3,666 3,659 Total current assets 177,212 154,253 Non-current assets Restricted cash 446 492 Intangible assets, net 7,469 9,438 Newbuildings 105,668 181,904 Vessels and equipment, net 1,939,626 1,700,063 Other non-current assets 12,715 10,793 Total assets 2,243,136 2,056,943 LIABILITIES AND EQUITY Current liabilities Current portion of long-term debt and short-term debt 141,996 194,413 Trade payable and other current liabilities 101,734 98,917 Total current liabilities 243,730 293,330 Non-current liabilities Long-term debt 1,163,879 866,671 Other non-current liabilities 74,027 90,362 Total liabilities 1,481,636 1,250,363 Equity Owners' equity includes 53,726,718 (2023: 53,702,846) common shares of $1.00 each, issued and outstanding 761,500 735,990 Non-controlling interests — 70,590 Total equity 761,500 806,580 Total liabilities and equity 2,243,136 2,056,943

Cool Company Ltd. Unaudited Condensed Consolidated Statements of Cash Flows (in thousands of $) Jan-Dec 2024 Jan-Dec 2023 Operating activities Net income 100,800 176,363 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization expenses 76,282 76,629 Amortization of intangible assets and liabilities arising from charter agreements, net (15,987) (17,628) Amortization of deferred charges and fair value adjustments 4,128 4,124 Gain on sale of vessel — (42,549) Drydocking expenditure (23,931) (4,547) Compensation cost related to share-based payment, net 2,013 2,447 Change in fair value of derivative instruments (2,631) 3,306 Share based payments (536) (232) Changes in assets and liabilities: Trade accounts receivable 7,672 (7,044) Inventories (7) (2,668) Other current and other non-current assets (2,695) (3,864) Amounts due to related parties (463) (1,254) Trade accounts payable (940) 18,486 Accrued expenses (2,928) (6,367) Other current and non-current liabilities 5,333 3,724 Net cash provided by operating activities 146,110 198,926 Investing activities Additions to vessels and equipment (26,532) (13,801) Additions to newbuildings (160,958) (181,287) Additions to intangible assets (132) (1,344) Proceeds from sale of vessels & equipment — 184,300 Net cash (used in) / provided by investing activities (187,622) (12,132) Financing activities Proceeds from short-term and long-term debt 411,347 110,000 Repayments of short-term and long-term debt (1) (257,384) (203,130) Financing arrangement fees and other costs (9,960) (1,892) Cash dividends paid (74,109) (87,511) Net cash provided by / (used in) financing activities 69,894 (182,533) Net increase in cash, cash equivalents and restricted cash 28,382 4,261 Cash, cash equivalents and restricted cash at beginning of period 137,338 133,077 Cash, cash equivalents and restricted cash at end of period 165,720 137,338 (1) Repayments of short-term and long-term debt includes $148.4 million paid by the Company to exercise its option to repurchase Kool Ice and Kool Kelvin, under their respective sale and leaseback agreements.

Cool Company Ltd.

Unaudited Condensed Consolidated Statements of Changes in Equity

	For the twelve months ended December 31, 2024						
(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests	Total Equity
Consolidated balance at December 31, 2023 (audited)	**53,702,846**	**53,703**	**509,327**	**172,960**	**735,990**	**70,590**	**806,580**
Net income	—	—	—	98,142	**98,142**	2,658	**100,800**
Deconsolidation of lessor VIEs [2]	—	—	—	—	**—**	(73,248)	**(73,248)**
Restricted stock units	23,872	24	(24)	—	**—**	—	**—**
Share based payments contribution, net of share based payments	—	—	1,672	—	**1,672**	—	**1,672**
Forfeitures of share based compensation	—	—	(195)	—	**(195)**	—	**(195)**
Dividends	—	—	—	(74,109)	**(74,109)**	**—**	**(74,109)**
Consolidated balance at December 31, 2024	**53,726,718**	**53,727**	**510,780**	**196,993**	**761,500**	**—**	**761,500**

	For the twelve months ended December 31, 2023						
(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests	Total Equity
Consolidated balance at December 31, 2022 (audited)	**53,688,462**	**53,688**	**507,127**	**85,742**	**646,557**	**68,956**	**715,513**
Net income	—	—	—	174,729	**174,729**	1,634	**176,363**
Share based payments contribution, net of share based payments	—	—	2,215	—	**2,215**	—	**2,215**
Restricted stock units	14,384	15	(15)	—	**—**		
Dividends				(87,511)	**(87,511)**	**—**	**(87,511)**
Consolidated balance at December 31, 2023 (audited)	**53,702,846**	**53,703**	**509,327**	**172,960**	**735,990**	**70,590**	**806,580**

(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

(2) On November 14, 2024, the Company exercised its option to repurchase *Kool Ice* and *Kool Kelvin.* After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore, the Company deconsolidated the lessor SPVs, from its financial results. As a result, the equity attributable to lessor SPVs amounting to $73.2 million included within non-controlling interests has been deconsolidated.

Appendix A - Non-GAAP Financial Measures and Definitions Non-GAAP Financial Metrics Arising from How Management Monitors the Business In addition to disclosing financial results in accordance with US generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations of these non-GAAP measures to the closest US GAAP measures should be carefully evaluated. Non-GAAP measure Closest equivalent US GAAP measure Adjustments to reconcile to primary financial statements prepared under US GAAP Rationale for presentation of the non-GAAP measure Performance Measures Adjusted EBITDA Net income '+/- Other non-operating income +/- Net financial expense, representing: Interest income, Interest expense, (Gains)/losses on derivative instruments and Other financial items, net +/- Income taxes, net + Depreciation and amortization - Amortization of intangible assets and liabilities - charter agreements, net Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non- operating income, depreciation, amortization of intangible assets and liabilities - charter agreements, net, financing and tax items. Average daily TCE Time and voyage charter revenues - Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days. Measure of the average daily net revenue performance of a vessel. Standard shipping industry performance measure used primarily to compare period-to- period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods. Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures Total Contractual Debt Total debt (current and non-current), net of deferred finance charges + VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt. Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the lessor VIEs. We believe that this measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Total Company Cash CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) - VIE restricted cash and short-term deposits (current and non-current) We consolidate two lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs. Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs. We believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures Adjusted EBITDA For the three months ended (in thousands of $) Oct-Dec 2024 Jul-Sep 2024 Oct-Dec 2023 Net income 29,387 8,124 22,415 Interest income (1,793) (1,186) (1,743) Interest expense 20,978 18,825 20,463 Losses/(Gains) on derivative instruments (11,037) 12,485 13,115 Other financial items, net 1,185 533 426 Income taxes, net (176) 167 375 Depreciation and amortization 19,840 18,696 18,898 Amortization of intangible assets and liabilities - charter agreements, net (3,081) (3,922) (4,517) Adjusted EBITDA 55,303 53,722 69,432 For the twelve months ended (in thousands of $) Jan-Dec 2024 Jan-Dec 2023 Net income 100,800 176,363 Other non-operating income — (42,549) Interest income (6,041) (8,227) Interest expense 78,661 80,190 Gains on derivative instruments (13,918) (7,278) Other financial items, net 3,170 1,838 Income taxes, net 277 556 Depreciation and amortization 76,282 76,629 Amortization of intangible assets and liabilities - charter agreements, net (15,987) (17,628) Adjusted EBITDA 223,244 259,894

Average daily TCE For the three months ended (in thousands of $, except number of days and average daily TCE) Oct-Dec 2024 Jul-Sep 2024 Oct-Dec 2023 Time and voyage charter revenues 80,764 77,745 89,319 Voyage, charter hire and commission expenses, net (2,742) (1,179) (1,019) 78,022 76,566 88,300 Calendar days less scheduled off-hire days 1,056 938 1,012 Average daily TCE (to the closest $100) $ 73,900 $ 81,600 $ 87,300 For the twelve months ended (in thousands of $, except number of days and average daily TCE) Jan-Dec 2024 Jan-Dec 2023 Time and voyage charter revenues 313,620 347,081 Voyage, charter hire and commission expenses, net (6,260) (4,532) 307,360 342,549 Calendar days less scheduled off-hire days 3,961 4,096 Average daily TCE (to the closest $100) $ 77,600 $ 83,600

Reconciliations - Liquidity measures Total Contractual Debt (in thousands of $) At December 31, 2024 At December 31, 2023 Total debt (current and non-current) net of deferred finance charges 1,305,875 1,061,084 Add: VIE consolidation and fair value adjustments(1) — 97,245 Add: Deferred finance charges 15,815 5,563 Total Contractual Debt 1,321,690 1,163,892 Total Company Cash (in thousands of $) At December 31, 2024 At December 31, 2023 Cash and cash equivalents 165,274 133,496 Restricted cash and short-term deposits 446 3,842 Less: VIE restricted cash(1) — (3,350) Total Company Cash 165,720 133,988 (1) On November 14, 2024, the Company exercised its option to repurchase Kool Ice and Kool Kelvin. After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore, the Company deconsolidated the lessor SPVs, from its financial results. As a result, no debt or restricted cash held by lessor SPVs is presented as of December 31, 2024. Other definitions Contracted Revenue Backlog Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance. This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.